

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via E-Mail
Martin Rogers
Chief Executive Officer
Prima BioMed Ltd
1233 High Street, Suite 1
Armadale, Victoria 3143
Australia

> **Re:** **Prima BioMed Ltd**
> **Registration Statement on Form 20-F/A**
> **Filed March 15, 2012**
> **File No. 001-35428**

Dear Mr. Rogers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material Contracts Related to Intellectual Property and Commercialization Rights, page 34

1. We note your added disclosure that you have entered into two partnerships with The City Hospital in Dubai Healthcare City that are material to your company. Please expand your disclosure to include all the material terms of those agreements, and please files each partnership agreement as an exhibit to your next amendment.

Item 16F. Change in Registrant's Certifying Accountant, page 84

2. Please revise your assertions, regarding the existence of disagreements and reportable events, to cover the period from July 1, 2011 through MDHC's resignation on September 30, 2011.

3. Please explain to us the factors that you considered in concluding that the errors and related restatement of your financial statements, as described in Note 3, did not involve any of the reportable events listed in Item 16F (a)(1)(v) of Form 20-F. Revise your disclosure accordingly.

4. Please have MDHC provide an updated letter addressing your revised disclosure. File that letter as an exhibit to your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Dan Greenspan at 202-551-3623, or myself at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director